Exhibit 99.11

Rio Tinto

Notice of annual general meeting 2009

Focusing on our strengths

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000, immediately.
If you have sold or transferred all your shares in Rio Tinto plc, please send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.
The annual general meeting will be held at 11.00 am on Wednesday, 15 April 2009 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

Letter from the chairman

Rio Tinto plc
(Registered in England, No: 719885)
Registered Office:
5 Aldermanbury Square
London EC2V 7HR
16 March 2009
Dear Shareholder,
I am pleased to invite you to the Company’s forty seventh annual general meeting, which will be held at 11.00 am on Wednesday, 15 April 2009 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1.
     You may be aware from recent press coverage that your board has announced that it is unanimously recommending to shareholders a transaction with Aluminum Corporation of China (“Chinalco”), a leading Chinese diversified resources company.
     The transaction will create a pioneering strategic partnership through the formation of joint ventures in aluminium, copper and iron ore, as well as the issue of convertible bonds to Chinalco, which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto.
     As a shareholder, you will be asked to vote on this proposal at a separate extraordinary general meeting expected to be convened in mid 2009. Before we ask you to vote, we will send you full details of the proposal, and information on how to vote your shares. Futher details of the transaction are outlined on page 14 of the Annual report.
     In the meantime, this notice of meeting and the resolutions to be proposed address matters normally addressed at the annual general meeting. The formal notice of meeting is set out on pages 2 and 3 and full explanatory notes on each resolution may be found on pages 5 to 15.
     There will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each of the resolutions as it arises and will take questions on the Annual report and financial statements when we are considering that item of business at the meeting.
     Your directors are unanimously of the opinion that all the resolutions to be proposed at the annual general meetings are in the best interests of shareholders and Rio Tinto as a whole, and recommend that you vote in favour of all the resolutions. Except for resolution 9 in relation to directors’ fees, from which they will abstain, the directors intend to vote in favour of all the resolutions in respect of their own beneficial holdings.
The parallel Rio Tinto Limited meeting this year will take place on 20 April 2009. The result of the vote at the Rio Tinto plc meeting on resolutions 1 to 9 and 14 will be determined when the relevant polls are closed at the Rio Tinto Limited meeting and the results will be announced to the relevant stock exchanges and posted on our website.
     Your participation in the annual general meeting is important to the Company. If you are unable to attend the meeting, please complete and submit a proxy form to Computershare Investor Services PLC as soon as possible and in any event so as to be received not later than 48 hours before the time of the annual general meeting. Alternatively, you may submit a proxy via the internet, or if you are a user of the CREST system (including a CREST personal member) by having the appropriate CREST message transmitted electronically. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.
     Finally, some shareholders have for some time been targeted by cold calling or mailing from organisations with what seem like attractive ‘no lose’ deals. These organisations usually offer to buy your shares at an inflated price, or, to sell you shares for what appears to be an attractive price. You should not enter into any transaction without first checking the validity of such organisations with the UK Financial Services Authority (FSA), the Australian Securities and Investments Commission (ASIC) or Rio Tinto through the company secretary’s office. For further information on this matter and any other issue in connection with Rio Tinto, please visit the Company’s website www.riotinto.com.
     The board and I look forward to your participation at the annual general meeting next month and thank you for your continued support.
Yours sincerely
Paul Skinner
Chairman

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2009 Notice of meeting

Notice is hereby given that the forty seventh annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Wednesday, 15 April 2009 at 11.00 am for the following purposes:
In accordance with Rio Tinto’s Dual Listed Companies’ Structure, as Joint Decision Matters, resolutions 1 to 9 (inclusive) will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolutions 1 to 8 (inclusive) will be proposed as ordinary resolutions.
Resolution 1 – Receipt of the 2008 Annual report and financial statements
To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2008.
Resolution 2 – Approval of the Remuneration report
To approve the Remuneration report for the year ended 31 December 2008 as set out in the 2008 Annual report.
Resolution 3 – To elect Jan du Plessis as a director
Resolution 4 – To re-elect Sir David Clementi as a director
Resolution 5 – To re-elect Sir Rod Eddington as a director
Resolution 6 – To re-elect Andrew Gould as a director
Resolution 7 – To re-elect David Mayhew as a director
Resolution 8 – Re-appointment and remuneration of auditors
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit committee to determine the auditors’ remuneration.
Resolution 9 – Non executive directors’ fees
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
(a)	that articles 75 to 78 (inclusive) of the Company’s articles of association be amended as set out in the document which has been produced to the meeting
(and is for the purpose of identification marked ‘A’ and initialled by the chairman); and

(b)	that Rules 89 to 91 (inclusive) of the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘B’ and initialled by the chairman).
In accordance with Rio Tinto’s Dual Listed Companies’ Structure, resolutions 10 to 13 will be voted on by Rio Tinto plc shareholders only.
Resolution 10 – Authorised share capital and general authority to allot shares
To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:
(a)	that the authorised share capital of the Company be and is hereby increased from £142,123,283.30 divided into 1,421,232,830 Ordinary Shares of 10 pence each, one Special Voting Share of 10 pence, one Equalisation Share of 10 pence and one DLC Dividend Share of 10 pence to £170,000,000.30 divided into 1,700,000,000 Ordinary Shares of 10 pence each, one Special Voting Share of 10 pence, one Equalisation Share of 10 pence and one DLC Dividend Share of 10 pence, by the creation of 278,767,170 Ordinary Shares of 10 pence each forming a single class with the existing Ordinary Shares of 10 pence each in the Company; and

(b)	that the directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (the “1985 Act”) to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the 1985 Act):
(i)	up to an aggregate nominal amount of £32,948,000; and

(ii)	comprising equity securities (as defined in the 1985 Act) up to a further nominal amount of £32,948,000 in connection with an offer by way of a rights issue;
such authorities to apply in substitution for all previous authorities pursuant to Section 80 of the 1985 Act and to expire on the later of 15 April 2010 and the date of the annual general meeting in 2010, being no later than 30 June 2010 but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends.
For the purposes of this resolution “rights issue” means an offer to:
(a)	ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	people who are holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities, to subscribe for further securities by means of the issue of a renounceable letter (or other negotiable document) which may be traded for a period before payment for the securities is due, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory.
Resolution 11 – Disapplication of pre-emption rights
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
that, subject to the passing of resolution 10 above, the directors be empowered to allot equity securities (as defined in Section 94(2) of the 1985 Act) wholly for cash:
(i)	pursuant to the authority given by paragraph (b)(i) of resolution 10 above or where the allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the 1985 Act in each case:
(a)	in connection with a pre-emptive offer; and

(b)	otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £6,420,000;
and
(ii)	pursuant to the authority given by paragraph (b)(ii) of resolution 10 above in connection with a rights issue, as if Section 89(1) of the 1985 Act did not apply to any such allotment; such power shall expire on the later of 15 April 2010 and the date of the annual general meeting

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in 2010, being no later than 30 June 2010, but so that the Company may make offers and enter into agreements during this period which would, or might, require equity securities to be allotted after the power ends and the board may allot equity securities under any such offer or agreement as if the power had not ended.
For the purposes of this resolution:
(a)	“rights issue” has the same meaning as in resolution 10 above;

(b)	“pre-emptive offer” means an offer of equity securities open for acceptance for a period fixed by the directors to (a) holders (other than the Company) on the register on a record date fixed by the directors of ordinary shares in proportion to their respective holdings and (b) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

(c)	references to an allotment of equity securities shall include a sale of treasury shares; and

(d)	the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.
Resolution 12 – Notice period for general meetings other than annual general meetings
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
that a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.
Resolution 13 – Scrip dividend authority
To consider and, if thought fit, pass the following resolution, which will be proposed as an ordinary resolution:
that authority be and is hereby given under Article 128(B) of the Company’s articles of association for the directors to offer to shareholders of the Company the right to receive an allotment of new Ordinary Shares credited as fully paid in lieu of any dividend (or part thereof) declared or paid at any time after the date of the passing of this resolution and prior to or on the date of the fifth annual general meeting of the Company following the annual general meeting of the Company in 2009.
In accordance with Rio Tinto’s Dual Listed Companies’ Structure, as a Class Rights Action, resolution 14 will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders separately.
Resolution 14 – Adoption and amendment of new Rio Tinto plc articles of association and amendments to Rio Tinto Limited’s constitution
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution, on which the holder of the Special Voting Share shall be entitled to vote in accordance with Article 60(B)(i) of the Company’s articles of association:
subject to the consent in writing of the holder of the Special Voting Share:
(a)	that with effect from the close of the annual general meeting of Rio Tinto Limited held in 2009:
(i)	the articles of association produced to the meeting (as amended pursuant to resolution 9 if passed, and is for the purpose of identification marked ‘C’ and initialled by the chairman) be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the existing articles of association; and

(ii)	the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘D’ and initialled by the chairman);
and
(b)	that with effect from 00.01 am on 1 October 2009:
(i)	the articles of association of the Company be amended by deleting all of the provisions of the Company’s memorandum of association which, by virtue of section 28 of the Companies Act 2006, are to be treated as part of the Company’s articles of association;

(ii)	the articles of association of the Company be amended by deleting all provisions referred to in paragraph 42 of schedule 2 of the Companies Act 2006 (Commencement No 8, Transitional Provisions and Savings) Order 2008 (Statutory Instrument 2008 No. 2860);

(iii)	the articles of association of the Company be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘E’ and initialled by the chairman); and

(iv)	the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘F’ and initialled by the chairman).
By order of the board
Ben Mathews, Secretary
5 Aldermanbury Square
London EC2V 7HR
16 March 2009

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2009 Notice of meeting continued

Notes
1. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on 13 April 2009 (the “Specified Time”) shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after the Specified Time shall be disregarded in determining the rights of any person to attend and vote at the meeting. If the meeting is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, that time will also apply for the purposes of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be so entitled, members must be entered on the Company’s register of members at a time which is not more than 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.
2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote at the meeting. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.
3. Unless a shareholder has elected to receive shareholder communications by email, all shareholders will receive a paper proxy form. To be effective, the proxy form and any power of attorney under which it is executed (or a duly certified copy of any such power) must reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 6ZY not less than 48 hours before the time of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Completion and return of the proxy form will not prevent a member from attending and voting at the meeting in person.
4. The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the Companies Act 2006 (“nominated persons”). Nominated persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.
5. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the chairman is being appointed as described in (i) above.
6. The total number of issued ordinary shares in the Company on 19 February 2009, which is the latest practicable date before the publication of this document, is 998,424,624 (excluding shares held in treasury). The voting arrangements for shareholders under the Rio Tinto Group’s Dual Listed Companies Structure are explained in the shareholder information sections of the 2008 Annual report.
7. Agenda items 1 to 9 are joint decisions and will be dealt with under the joint electorate procedure and items 10 to 13 will be put to Rio Tinto plc shareholders only. As a class rights action, item 14 will require a separate special resolution of the public shareholders of the Company and of Rio Tinto Limited.
8. The following documents may be inspected at the registered office of the Company during normal business hours on any business day from the date of this notice until the close of the Rio Tinto Limited annual general meeting on 20 April 2009, and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the annual general meeting of the Company and are also available on the Rio Tinto website:
(a)	a copy of the Company’s existing articles of association and the Company’s articles of association marked up to show the proposed changes pursuant to resolution 9;

(b)	a copy of Rio Tinto Limited’s existing constitution and Rio Tinto Limited’s constitution marked up to show the proposed changes pursuant to resolution 9;

(c)	a copy of the articles of association proposed to be adopted by the Company pursuant to resolution 14(a) marked up to show differences compared to the Company’s existing articles of association (other than those to be introduced pursuant to resolution 9);

(d)	a copy of Rio Tinto Limited’s existing constitution marked up to show the proposed changes pursuant to resolution 14(a) (other than those to be introduced pursuant to resolution 9);

(e)	a copy of the Company’s articles of association adopted by resolution 14(a) marked up to show the proposed changes pursuant to resolution 14(b);

(f)	a copy of Rio Tinto Limited’s constitution as amended by resolution 14(a) marked up to show the proposed changes pursuant to resolution 14(b); and

(g)	copies of directors’ service contracts and letters of appointment with Rio Tinto Group companies.

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9. Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.
10. To facilitate entry into the meeting, shareholders who have received a proxy are requested to bring with them the attendance card, attached to the proxy card. Shareholders who elect to receive shareholder communications by email and therefore do not receive a proxy card will be permitted entrance to the meeting upon presentation of a valid form of identification.
11. Shareholders should note that the doors to the annual general meeting will be open from 10.15 am.

Rio Tinto 2009 Notice of annual general meeting      5

Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2009 annual general meeting.
Resolution 1 – Receipt of the 2008 Annual report and financial statements
The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.
Resolution 2 – Approval of the Remuneration report
Shareholders are asked to approve the Remuneration report, which is set out on pages 141 to 157 of the 2008 Annual report.
Resolutions 3 – 7 – Election and re-election of directors
Under the Company’s articles of association, any director appointed by the directors as an additional director holds office only until the next annual general meeting. Jan du Plessis was appointed as a non executive director of Rio Tinto effective as of 1 September 2008 and, in accordance with the Company’s articles of association, retires and offers himself for election.
Under the Company’s articles of association, any director who is elected by shareholders at the first annual general meeting after his appointment must thereafter retire at least once every three years and, if he so wishes, offer himself for re-election. This is known as retirement by rotation. In addition, it is also a requirement of the articles that at least one third of the board retire by rotation at each annual general meeting. Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew retire by rotation this year and, being eligible, offer themselves for re-election.
Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms. David Mayhew has served three terms of three years. To assist the board during a period of corporate transition, at the request of the board, he has agreed to stand for re-election. Under provision A.7.2 of the UK Combined Code on Corporate Governance, directors who serve for longer than nine years must stand for re-election every year. It is anticipated he will retire at the conclusion of the 2010 annual general meetings
The board has adopted a policy on directors’ independence. Applying the policy, the board is satisfied that Jan du Plessis, Sir David Clementi,
Sir Rod Eddington, Andrew Gould continue to be independent. David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent. Following a formal performance evaluation as described in the Corporate governance section of the 2008 Annual report, the board is satisfied that the directors’ performance continues to be effective and demonstrates commitment to Rio Tinto. The board therefore recommends the election of Jan du Plessis and the re-elections of Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew. Brief biographical details are given below. Full details are provided in the 2008 Annual report and on the Rio Tinto website: www.riotinto.com.
Jan du Plessis joined Rio Tinto as a non executive director in September 2008. Jan was appointed chairman of the board of British American Tobacco plc in July 2004, having been a non executive director since his appointment to that company’s board in 1999. He is also a non executive director of Marks and Spencer Group plc and Lloyds Banking Group plc, where he is chairman of the Audit committee. He was previously group finance director of Richemont and chairman of RHM plc. Jan has degrees in Commerce and Law from the University of Stellenbosch, South Africa, and is a South African Chartered Accountant.
Jan’s considerable experience as chairman and non executive director of several large publicly quoted companies enables him to make a substantial contribution to the board and its committees and he is recommended for election.
Sir David Clementi has been a director of Rio Tinto since 2003 and is chairman of the Audit committee. Sir David was chairman of Prudential plc until December 2008, prior to which he was Deputy Governor of the Bank of England. He is a non executive director of Foreign & Colonial Investment Trust PLC. His earlier career was with Kleinwort Benson where he spent 22 years holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
Sir David has many years experience in the financial services industry and, as a former chairman of a large listed company, is able to make a substantial contribution to the board and its committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Sir Rod Eddington has been a director of Rio Tinto since 2005. Sir Rod was chief executive of British Airways Plc until September 2005. Prior to that role, Sir Rod was managing director of Cathay Pacific Airways from 1992 until 1996 and executive chairman of Ansett Airlines from 1997 until 2000. He is a non executive director of News Corporation plc, non executive chairman of JP Morgan Australia and New Zealand, a director of Allco Finance Group Limited, is the chairman of Infrastructure Australia and is the chairman designate of the ANZ Banking Group Limited.
Due to Sir Rod’s considerable international experience in large high profile companies he is able to make a substantial contribution to the board and its committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Andrew Gould has been a director of Rio Tinto since 2002 and senior independent director and chairman of the Remuneration committee since 2008. Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
Andrew’s experience as chairman and chief executive of a global resources-related company enables him to make a substantial contribution to the board and its committees. Based upon a positive evaluation of his performance, he is recommended for re-election.
David Mayhew has been a director of Rio Tinto since 2000. He has been the chairman of the Cazenove Group Limited since 2001. He joined Cazenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001 he was partner in charge of the firm’s Capital Markets Department. In 2005 he became chairman of JPMorgan Cazenove Holdings Limited.
David has extensive experience in the financial services industry and, as chairman of a major brokerage house, provides a significant contribution to the board and its

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committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Resolution 8 – Re-appointment and remuneration of auditors
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to determine the auditors’ remuneration.
Resolution 9 – Non executive directors’ fees
This resolution amends the provisions of the Company’s articles of association and Rio Tinto Limited’s constitution that deal with the remuneration which the non executive directors may receive (whether in their capacity as directors of the Company or as directors of Rio Tinto Limited) in aggregate in any one year (the “aggregate annual remuneration cap”).
Consistent with practice in the United Kingdom, under the Company’s existing articles of association, payments to the chairman and any deputy chairman are not included with other non executive directors’ remuneration for the purpose of the aggregate annual remuneration cap. Similarly, payments for serving on committees of the board and travel allowances are excluded. The effect of the proposed amendments is that the aggregate annual remuneration cap will in future include these payments, fees and allowances paid to non executive directors.
The current aggregate annual remuneration cap is insufficient to accommodate these significant additional components as well as allowing for future market-based adjustments to directors’ fees and the potential appointment of new directors. It is therefore proposed to amend the constitution and the articles of association so that there is a single aggregate annual remuneration cap of £3,000,000 denominated in a single currency (sterling). The existing limit in the Rio Tinto Limited constitution is A$2,000,000 and in the Company’s articles of association is £750,000, which have remained unchanged since the 2002 annual general meetings of Rio Tinto Limited and Rio Tinto plc.
Reflecting the Dual Listed Companies’ Structure, the proposed new article 75 of the Company’s articles of association continues to provide that the aggregate annual sum available to be paid as remuneration to the non executive directors for their services includes both remuneration for their services as non executive directors of the Company and as non executive directors of Rio Tinto Limited. This will include the following components:
●	Chairman and deputy chairman fees: Under the proposed new rules, payments to the chairman and any deputy chairman of the Group will be included within the new aggregate annual remuneration cap, regardless of whether the remuneration is paid by the Company or by Rio Tinto Limited.

●	Superannuation: Rio Tinto does not pay retirement benefits or allowances to non executive directors. Where the payment of superannuation is required under the Australian statutory superannuation guarantee charge, this is deducted from the non executive director’s overall fee entitlements and will continue to be part of the aggregate annual remuneration cap.

●	Committee fees: Rio Tinto believes that service on its board committees (the Audit committee, Remuneration committee, Nominations committee and the Committee on social and environmental accountability) should be treated as part of the normal duties of a director, and any remuneration paid to directors for that service should therefore be included in the calculation of the aggregate annual remuneration cap. Thus, they will be taken into account under the new article 75.

●	Overseas meeting allowances: Under the new article 75, these allowances will be taken into account in the aggregate annual remuneration cap.
Consistent with the law and practice in the United Kingdom and Australia, certain payments that may be made to non executive directors are excluded from the calculation of the aggregate annual remuneration cap, including:
●	reimbursement of travelling and other expenses incurred in attending meetings of the board or general meetings or on other business of the Company; and

●	payments made under Article 143 of the
Company’s articles of association rule or 144 of Rio Tinto Limited’s constitution (which permit the payment of directors’ and officers’ insurance premiums and permit officers to be indemnified against liability incurred in discharging their duties as directors, in each case to the extent permitted by applicable law).
The maximum aggregate amount of remuneration is the amount from which all the non executive directors, including the chairman, are paid and is not the amount payable to each non executive director. The maximum aggregate amount may not be fully exhausted each year as it is set to allow for the potential appointment of additional non executive directors and for future fee adjustments in line with market movement.
All elements of the remuneration of directors are disclosed in detail in the Remuneration report, which has been approved by shareholders each year since 2002.
The fees are set to reflect the appropriate level of remuneration required to attract and retain directors with the necessary skills and experience for the Rio Tinto board. The board’s policy is to pay non executive directors at market rates for comparable companies for the time commitment and responsibilities involved.
Rio Tinto does not pay retirement benefits to non executive directors, although this is still permitted under current article 78 of the Company’s articles of association and an equivalent provision of Rio Tinto Limited’s constitution. It is now widely accepted that the payment of retirement benefits to non executive directors in addition to directors’ fees is not consistent with current corporate governance best practice. Accordingly, the proposal will amend article 78 of the Company’s articles of association to make it clear that non executive directors are not to be paid retirement benefits, and delete rule 91 in Rio Tinto Limited’s constitution, the effect of which will be to remove the ability to pay future retirement benefits to non executive directors.
Rio Tinto will disregard any votes cast on this resolution by any director and any of their respective associates. This does not apply to votes cast by those directors or associates as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form, or votes cast by such a director or associates who chairs the meeting, as proxy for a person who is entitled to vote, in accordance with a

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Explanatory notes continued

direction on the proxy form to vote as the proxy decides.
Resolution 10 – Authorised share capital and general authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot new shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. The authority, if approved, will expire on the later of 15 April 2010 and the date of the annual general meeting in 2010, being no later than 30 June 2010.
The authority will allow the directors generally to allot new shares and other ‘relevant securities’ up to a nominal value of £32,948,000, which is, in accordance with corporate governance best practice recommendations, equivalent to approximately 33 per cent of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at
19 February 2009.
In addition, the authority will allow the directors to allot new shares and other ‘relevant securities’ only in connection with a rights issue up to a further nominal value of £32,948,000, which is, again in accordance with corporate governance best practice recommendations, equivalent to approximately 33 per cent of the total issued ordinary share capital of the Company, exclusive of treasury shares, as at
19 February 2009.
At 19 February 2009, Rio Tinto plc held 5,909,625 treasury shares, which represents 0.6 per cent of the total number of Rio Tinto plc Ordinary Shares in issue, excluding treasury shares, at that date.
There are no present plans to undertake a rights issue or allot new shares other than pursuant to the terms of the convertible bonds proposed to be issued to Chinalco as part of the strategic partnership announced on
12 February 2009 (which transaction is subject to shareholder approval), and in connection with employee share and incentive plans. The directors consider it desirable, however, to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise.
The directors’ authority to allot share capital may not exceed the limit set by the authorised share capital of the Company. The resolution will, if approved, grant authority to the directors to allot relevant securities up to a nominal value in excess of the Company’s current authorised share capital. Paragraph (a) of the resolution will therefore also increase the authorised share capital of the Company by the creation of further Ordinary Shares in the Company in order to accommodate the authority to allot shares granted to the directors in accordance with paragraph (b). This represents an increase of 19.6 per cent in the authorised share capital of the Company. Assuming Resolution 14 is passed, from 1 October 2009 the concept of authorised share capital will in any case be removed from the Company’s constitution. This follows a change in English company law, introduced as of that date under the UK Companies Act 2006.
Resolution 11 – Disapplication of pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. These rights are known as pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis.
Paragraph (i) of this resolution asks shareholders to authorise the directors to allot new shares pursuant to the authority given by paragraph (b)(i) of resolution 10, or sell treasury shares, for cash: (a) in connection with a rights issue or other pre-emptive offer; or (b) otherwise up to a nominal value of £6,420,000, equivalent to five per cent. of the combined issued ordinary share capital of the Company and Rio Tinto Limited as at 19 February 2009, exclusive of shares held in treasury by the Company and the shares held by the Company in Rio Tinto Limited, in each case without the shares first being offered to existing shareholders in proportion to their existing holdings.
Paragraph (ii) of this resolution asks shareholders to authorise the directors to allot new shares pursuant to the authority given by paragraph (b)(ii) of resolution 10, or sell treasury shares, for cash in connection with a rights issue without the shares first being offered to existing shareholders in proportion to their existing holdings. This is in line with corporate governance guidelines.
The directors consider the authority in resolution 11 to be appropriate in order to allow the Company flexibility to finance business opportunities or to conduct a rights issue or other pre-emptive offer without reference to the statutory pre-emption provisions.
Resolution 12 – Notice period for general meetings other than annual general meetings
Resolution 12 will be proposed as a special resolution to approve the holding of general meetings, other than annual general meetings, on 14 days’ notice. Although the Company’s new articles of association proposed to be adopted pursuant to resolution 14 below will permit this, regulations are due to come into force on
3 August 2009 to implement the Shareholder Rights Directive in the UK, which, as currently drafted, will require the passing of a shareholder resolution to authorise such notice. Without the passing of resolution 12, the minimum notice period under the regulations, as currently drafted, would be 21 days. Although the final form of the regulations will not be known before the Company’s 2009 annual general meeting, the directors nevertheless consider it to be appropriate to pass resolution 12 in order to prevent being constrained by the regulations implementing the Directive when they come into force.
Resolution 13 – Scrip dividend authority
This resolution asks shareholders to grant the directors authority to offer shareholders the right to receive, in lieu of a cash dividend, Ordinary Shares in the Company. Prior to offering any scrip dividend alternative pursuant to Article 128 of the Company’s articles of association, the Company is required to obtain the authorisation of shareholders by ordinary resolution. If approved, the authority will, in accordance with corporate governance best practice recommendations, last for five years, expiring on the date of the fifth annual general meeting of the Company following this one. Dividends, whether or not they are accompanied by a scrip dividend alternative, will continue to be subject to the dividend equalisation provisions of the DLC constitutional documents.
Resolution 14 – Adoption and amendment of new articles of association and amendments to the constitution
It is proposed in this resolution to adopt new articles of association for Rio Tinto plc (the “New RTP Articles”) in order to update the Company’s current articles of association (the

8     Rio Tinto 2009 Notice of annual general meeting

“Current RTP Articles”), primarily to take account of changes in English company law brought about by the UK Companies Act 2006. The UK Companies Act 2006 is being implemented in phases, with a number of provisions having been implemented already and the final phase coming into effect on 1 October 2009. Accordingly, the New RTP Articles would be adopted as of the close of the annual general meeting of Rio Tinto Limited on 20 April 2009, and further amendments would become effective on 1 October 2009, when all the provisions of the UK Companies Act 2006 are in force. In order that the constitution of Rio Tinto Limited reflects the changes to the Current RTP Articles, it is proposed that amendments, to the extent appropriate, be made to the current constitution of Rio Tinto Limited (the “Current RTL Constitution”) at the same time.
In addition to the changes in light of the UK Companies Act 2006, further changes to the Company’s articles of association and the constitution of Rio Tinto Limited are proposed in order to update and simplify the constitutional documents of the Company and Rio Tinto Limited or to reflect changes in market practice.
An explanation of the effect of the adoption and subsequent amendment of the New RTP Articles and of the proposed amendments to the Current RTL Constitution is set out in the table below. The table summarises the principal changes only. Other changes, which are of a minor, technical or clarifying nature, and also some more minor changes which merely reflect changes made by the UK Companies Act 2006, have not been noted in the table. The New RTP Articles and the amended version of the Current RTL Constitution, marked to show all the changes, are available for inspection as noted on page 4 of this document.
If the proposed amendments are made to the Current RTP Articles and the Current RTL Constitution, there will be a number of consequential changes to the RTL Shareholder Voting Agreement, RTP Shareholder Voting Agreement and DLC Merger Sharing Agreement to reflect those amendments. These changes would all be of a formal or technical nature only and are not materially prejudicial to shareholders in the Company or in Rio Tinto Limited.

Rio Tinto 2009 Notice of annual general meeting      9

Explanatory notes continued

Resolution 14 – Adoption and amendment of new articles of association of the Company and amendments to the constitution of Rio Tinto Limited.
Amendments to take effect on 20 April 2009

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

Article 5	Rules 16, 52, 53, 56	Power to alter or reduce share capital	Under English law currently in force, a company requires specific enabling provisions in its articles to consolidate or sub-divide its shares, to purchase its own shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current RTP Articles include these enabling provisions. Under the UK Companies Act 2006 a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly the relevant enabling provisions in article 5 have been amended.

It is proposed to amend the provisions in the RTL Constitution dealing with alterations of share capital to permit the company to make alterations to, and repayments of, share capital in the manner and as permitted by the Australian Corporations Act 2001.

Article 8	N/A	Authorisation for board to determine terms of issue of redeemable shares	At present if a company wishes to issue redeemable shares, it must include in its articles the terms and manner of redemption. The UK Companies Act 2006 enables directors to determine such matters instead, provided they are so authorised by the articles. Article 8 of the New RTP Articles contains such an authorisation. The Company has no plans to issue redeemable shares but if it did so the directors would need shareholders’ authority to issue new shares in the usual way.

Article 9	Rule 10	Directors’ authority and power to allot and issue shares	In the New RTP Articles, the provisions relating to the directors’ power to allot shares have been updated to reflect changes made by the UK Companies Act 2006. The definition of the period for which the directors are granted authority to allot shares has also been updated to reflect the current law. An ordinary resolution will be required to authorise the directors to allot shares and a special resolution will be required to disapply statutory pre-emption rights. New sections 80 and 89 Amounts (which will be referred to as Sections 551 and 561 Amounts respectively, under the UK Companies Act 2006) have also been proposed, consistent with resolutions 10 and 11. It is proposed to update the wording used in the equivalent provision of the RTL Constitution which gives the board the power generally to issue and allot shares, grant options over or otherwise dispose of shares as it sees fit.

Articles 31-33	N/A	Variation of rights	Articles 31-33 of the Current RTP Articles contain provisions regarding the variation of rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the UK Companies Act 2006. The relevant provisions have therefore been amended in the New RTP Articles.

Article 48	N/A	Shortening the period of notice for convening general meetings	It is proposed to amend the provisions in the current RTP Articles dealing with the convening of general meetings and the length of notice required to convene general meetings to conform to new provisions in the UK Companies Act 2006. In particular, a general meeting to consider a special resolution can be convened (subject to passing an approving resolution at the preceding annual general meeting of the Company) on 14 days’ notice whereas previously 21 days’ notice was required. No changes are proposed to the notice requirements for Rio Tinto Limited general meetings.

10     Rio Tinto 2009 Notice of annual general meeting

Amendments to take effect on 20 April 2009 continued

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

Article 55	N/A	Form of resolution	The Current RTP Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the UK Companies Act 2006.

Articles 60, 63 and 66 to 71	Rules 71, 74, 77	Updating of provisions concerning the voting rights of members to reflect changes to UK company law	These amendments are proposed to the New RTP Articles to reflect changes in UK companies legislation. Under the UK Companies Act 2006, proxies are entitled to speak at a meeting and to vote on a show of hands, whereas under the Current RTP Articles proxies are not entitled to speak at a meeting and are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the UK Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may also be appointed. The New RTP Articles reflect all of these new provisions. For consistency, the RTL Constitution will be amended to link the time limit for lodgement of proxies to the time limit set out in the Australian Corporations Act 2001.

Article 62	Rule 68	Removal of chairman’s casting vote at a general meeting	The Current RTP Articles and RTL Constitution provide that, in the case of an equality of votes at a general meeting, the chairman of the meeting has a casting vote. This provision is being removed as it is no longer considered appropriate. The removal of this provision will mean that an ordinary resolution will need to be passed by a simple majority of votes cast on a poll, and that if an equal number of votes is cast on a poll both for and against an ordinary resolution, the resolution will not be passed.

Article 64	Rule 145	Amendments to change of control provisions to clarify their operation and update statutory references	Certain clarificatory and technical changes are proposed to the change of control provisions in the RTL Constitution and the New RTP Articles. A number of the proposed amendments are to update the provisions for changes in UK and Australian corporate law, and others are to clarify the operation of the provisions.

Article 64 of the Current RTP Articles includes a definition of interests in ordinary shares for the purposes of the provisions which apply in the event of a possible change of control of Rio Tinto plc. The Current RTP Articles rely on a definition of “interests” in shares from the UK Companies Act 1985, which, until recently, was used as the basis for the statutory provisions requiring notification of major interests by shareholders to public companies. This was a broad definition, but a number of categories of interest were carved out and were not required to be notified. The Current RTP Articles extended the range of interests required to be disclosed beyond that required under the statute to include “Additional Interests”. Examples of Additional Interests include interests held through discretionary trusts and interests held through unit trusts etc. The statutory provisions requiring notification of interests in shares have now been replaced by the UK Disclosure and Transparency Rules, which rely on different definitions. It is proposed that, under the New RTP Articles, the same definition of “Interests” in shares is retained, but by reference to the UK Companies Act 2006 rather than the UK Companies Act 1985. It is also proposed that certain further changes be made to conform article 64 with changes

Rio Tinto 2009 Notice of annual general meeting      11

Explanatory notes continued

Amendments to take effect on 20 April 2009 continued

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

proposed to be made to rule 145 of the RTL Constitution (described below).

Rule 145 of the RTL Constitution is broadly designed to ensure that a person may only acquire interests in or entitlements to Rio Tinto Limited or Rio Tinto plc shares above specified thresholds if they are a Permitted Person, which includes a person who makes an offer for the shares in both companies with an acceptance condition of at least 50 per cent in relation to each company. If a person who is not a Permitted Person acquires interests in or entitlements to Rio Tinto Limited or Rio Tinto plc shares above the specified thresholds, the directors are required to serve a notice on the person which has the effect of suspending the dividend and voting rights attaching to those shares and requiring their divestment within a specified period of time. This rule is not intended to require the boards to serve such notices in respect of shareholders who elect to accept any relevant offer for their shares during a period within which offers for shares in both Rio Tinto Limited and Rio Tinto plc remain open for acceptance. The proposed amendments would make that clear.

The definition of “Permitted Holding” carves out certain interests in shares in the Company from the shareholding prohibition described above. Any person who is entitled to exercise or control the exercise of 20 per cent or more of the vote at a meeting of a Permitted Person, and who is therefore deemed to have the same interest in Rio Tinto Limited or Rio Tinto plc as the Permitted Person has, is permitted to have that interest in Rio Tinto Limited or Rio Tinto plc. However, under the current drafting, there may be an unintended reading of the rule such as to permit a person to acquire 20 per cent of the voting power in Rio Tinto plc without also seeking to acquire control of Rio Tinto Limited. This reading would be contrary to the intention of the provision and the operation of the Australian Corporations Act 2001 as it applies to Rio Tinto. Accordingly, the proposed amendments are designed to remove this potential unintended reading from the present drafting of the clause.

The RTL Constitution and Current RTP Articles currently include a regime extending the obligations of shareholders to notify the Company of certain categories of interests in, and entitlements to, shares beyond those required to be notified to Rio Tinto Limited by the Australian Corporations Act 2001 or to Rio Tinto plc under UK law. It is proposed to amend the provisions to remove this additional notification requirement, so that the operation of the provisions is consistent with applicable legislation.

12     Rio Tinto 2009 Notice of annual general meeting

Amendments to take effect on 20 April 2009 continued

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

Article 80	Rules 96, 97	Simplification of provisions relating to the appointment of alternate directors and removal of age limit for directors	The New RTP Articles simplify and clarify the provisions relating to the appointment of alternate directors who may attend and vote at board meetings in place of directors who are not able to be present. The Current RTP Articles contain a provision limiting the age at which a director can be appointed. Such a provision could now fall foul of the UK Employment Equality (Age) Regulations 2006 and so has been removed from the New RTP Articles. These amendments have also been proposed for the RTL Constitution for consistency.

Article 82	Rules 85, 96(a), (b)	Updating directors’ retirement by rotation provisions consistent with	To reflect the current Australian Securities Exchange (ASX) Listing Rule requirements, the proposed new provisions in the RTL Constitution continue to require that each director shall retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected. The new provisions also continue to provide that an election of directors must be held each year, but the existing additional requirement that one third of directors retire by rotation at each annual general meeting is proposed to be deleted as that is no longer required by the ASX Listing Rules. Changes are proposed in the New RTP Articles to ensure consistency with the RTL Constitution. The changes are consistent with UK corporate governance best practice as published by the Association of British Insurers (ABI).

Article 87	Rule 96(f)	Alteration of the time period for nomination of directors to the boards of Rio Tinto Limited and Rio Tinto plc consistent with the ASX Listing Rules	Following amendments to the ASX Listing Rules which permit the date by which nominations of directors to the board of a company must be received to be specified in a company’s constitution, it is proposed to alter the period within which nominations of a director to the board of Rio Tinto Limited or Rio Tinto plc must be made, from (subject to the ASX Listing Rules) not less than 35 business days nor more than 55 business days before the earlier of the general meetings of the companies to not less than 45 business days nor more than 65 business days before the earlier of the general meetings of the Companies. These changes are proposed to be made to both the RTL Constitution and the New RTP Articles.

Article 98	Rule 107	Updating of provisions regulating internal processes	The proposed amendments make it clear that acts done by the board or a committee of the board remain valid even if there is found to be a defect in the appointment of a member of the board or a committee. The current provisions also apply to acts of a director invalidly appointed, but that would be deleted.

Articles 133-139	Rules 118A, 133, 134, 136, 137 and 140	Addition of provisions to facilitate electronic communications with shareholders	It is proposed to amend articles 133-139 of the Current RTP Articles in line with the new company communications provisions in the UK Companies Act 2006. Shareholders in Rio Tinto plc approved the use of electronic communications under these provisions at the annual general meeting in 2008. The New RTP Articles contain the detailed provisions setting out how Rio Tinto plc may communicate with its shareholders electronically. Similar amendments are also proposed to the RTL Constitution for consistency.

Article 143	Rule 144	Amendments to directors’ indemnity provisions	Recent changes in UK company law have changed the scope of indemnity that may be offered by companies to their directors. The changes in article 143 of the New RTP Articles allow Rio Tinto plc to indemnify the trustees of the Group’s pension schemes and also to provide defence funding to directors who are subject to legal proceedings in relation to their duties. Amounts paid to directors to fund such a defence must be paid back if a claim or prosecution is decided against the director.

Similar changes are being proposed to the RTL Constitution for consistency including indemnifying directors for legal costs incurred in defending any legal proceedings in relation to their duties. Any indemnity is only permitted to the extent allowed by law. The proposed new provisions expressly authorise Rio Tinto Limited to
Rio Tinto 2009 Notice of annual general meeting      13

Explanatory notes continued

Amendments to take effect on 20 April 2009 continued

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

indemnify officers against liability incurred in that capacity both during, and after they leave office, to execute any documentary indemnity in favour of any officer and to allow former directors to be given access to board papers.

N/A	Rules 14(f), 74(a), 76	Introduction of provisions to permit direct voting by shareholders	These amendments are proposed to facilitate the introduction of “direct voting” by shareholders (i.e the ability to vote directly on a resolution, without being at a meeting or appointing a proxy). The amendments empower the board to establish rules to implement direct voting.

N/A	Rule 57	Provision to allow annual general meetings to be held by the use of new technologies	The RTL Constitution requires the Company to hold annual general meetings at a time and place determined by the board. The proposed amendment to the RTL Constitution is to provide flexibility to hold general meetings in more than one place using such technologies as may be available to allow members a reasonable opportunity to participate. These amendments are consistent with the Current RTP Articles.

N/A	Rules 121, 123, 127	Payment of dividends	The proposed changes to the RTL Constitution clarify the provisions which allow the board to direct the payment of dividends to shareholders from particular sources, pay dividends by electronic funds transfer and pay dividends other than in cash, including by way of distribution of specific assets. It is also proposed to update the provisions governing the board’s ability to establish dividend reinvestment plans and, in particular, expressly contemplate that under such a plan shares may either be issued or purchased on-market.

Various	Various	Updating and modernising provisions	As part of the review of the RTL Constitution and the RTP Articles, a number of other consequential or technical amendments are being proposed to reflect current practice and law or to clarify the operation of certain rules. For example, changes are proposed to reflect the diminishing use of share certificates and written share transfers in Australia in favour of uncertificated holdings and share transfers.

14     Rio Tinto 2009 Notice of annual general meeting

Amendments to take effect on 1 October 2009

Article in	Rule in RTL
RTP Articles	Constitution	Proposed change	Reason for change

Memorandum of association	Memorandum of association	Deletion of the objects clause from the RTP memorandum of association, deletion of the memorandum of association from the Rio Tinto Limited constitution and consequential amendments.	The memorandum of association of each of the companies includes, among other things, the objects clause which sets out the scope of the activities the company is authorised to undertake. This is drafted to give a wide scope.

Consistent with earlier reforms to the Australian corporations legislation, the recently enacted UK Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum. The UK Companies Act 2006 provides that a memorandum will record only the names of the original subscribers and the number of shares each subscriber agreed to take in the company on incorporation. Under the UK Companies Act 2006, the objects clause and all other provisions which are currently contained in a company’s memorandum will be deemed to be contained in a company’s articles of association, but the company can remove these provisions by special resolution.

Further, the UK Companies Act 2006 states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses.

Rio Tinto plc is proposing to remove its objects clause to allow it to have the widest possible scope for its activities, save that the relevant parts of Clause 4(A) of the RTP memorandum, which relate to the powers to operate and carry into effect the Dual Listed Company Structure, be preserved by their inclusion in article 105 (Powers and obligations in relation to the Sharing Agreement).

Similarly and for consistency with the Company’s articles of association, the memorandum of association is also proposed to be deleted from the RTL Constitution save for clauses 2(1), 5 and 6, which relate to the powers to operate and carry into effect the Dual Listed Company Structure, and preserve the integrity of the Dual Listed Company voting arrangements. These provisions are to be incorporated into rules 7 and 111 of the RTL Constitution.

Articles 3, 4	N/A	Authorised share capital and unissued shares	The UK Companies Act 2006 abolishes the requirement for a company to have an authorised share capital. Rio Tinto plc is proposing changes to articles 3 and 4 of the RTP Articles to reflect this. Directors will still be limited as to the number of Rio Tinto plc shares they can at any time allot because allotment authority continues to be required under the UK Companies Act 2006. Rio Tinto plc intends to renew this authority at each annual general meeting as is consistent with corporate governance best practice.
Rio Tinto 2009 Notice of annual general meeting      15

Useful addresses

REGISTERED OFFICES
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
Registered in England No. 719885
Telephone: +44 (0) 20 7781 2000
Facsimile: +44 (0) 20 7781 1800
Website: www.riotinto.com
Rio Tinto Limited
Level 33
120 Collins Street
Melbourne
Victoria 3000
ACN 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com
SHAREHOLDERS
Please contact the respective registrar if you
have any queries about your shareholding.
Rio Tinto plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
Telephone: +44 (0) 870 703 6364
Facsimile: +44 (0) 870 703 6119
UK residents only, Freephone: 0800 435021
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre, UK residents only, go to
www.investorcentre.co.uk/riotinto
Low cost share dealing service &
Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)
Stocktrade
81 George Street
Edinburgh
EH2 3ES
Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk
Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623
Website: www.stocktrade.co.uk
Unsolicited mail and telephone calls
The Mailing Preference Service
FREEPOST 29 LON20771
London W1E 0ZT
Telephone: 0845 703 4599
Website: www.mpsonline.org.uk
The Telephone Preference Service
3rd Floor
DMA House
70 Margaret Street
London W1W 8SS
Telephone: 0845 070 0707
Website: www.tpsonline.org.uk
Holders of Rio Tinto American
Depositary Receipts (ADRs)
Please contact the ADR administrator if you
have any queries about your ADRs
ADR administrator
JPMorgan Chase Bank NA
JPMorgan Service Center
P O Box 3408
South Hackensack
NJ 07606 3408
Telephone: +1 (201) 680 6630
US residents only Toll free: (800) 990 1135
Website: www.adr.com/shareholder
e-mail: adr@jpmorgan.com
US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York, NY 10119
Telephone: +1 212 994 9044
Website: www.makinson-cowell.com
Rio Tinto Limited
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne
Victoria 3001
Telephone: +61 (0) 3 9415 4000
Facsimile: +61 (0) 3 9473 2500
Australia residents only, Toll free: 1800 813 292
New Zealand residents only, Toll free: 0800 450 740
Website: www.computershare.com
Investor Centre
To find out more about Investor Centre go to
www.computershare.com.au
Former Alcan Inc. Shareholders
Computershare Investor Services Inc.
9th Floor
100 University Avenue
Toronto
Ontario
M5J 2Y1
Canada
Telephone: +1 514 982 7555
North American residents only, toll free 1 866 624 1341

16     Rio Tinto 2009 Notice of annual general meeting

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Notice of annual general meeting 2009